Marika Inc.
Chief Executive Officer
2360 Corporate Circle, Suite 400
Henderson, NV 89074

December 11, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Marika Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed November 21, 2013
File No. 333-190728

Dear: Mara L. Ransom

In response to your letter dated December 6, 2013 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

We note that you have updated your financials to provide September 30, 2013 results but you have not updated your related prospectus disclosures. For example, on page 4 you have presented Selected Financial Data as of June 30, 2013 instead of September 30, 2013. Please review your entire prospectus to ensure that it is updated and provides the most current information as of the most recent date practicable.

Response: We have updated our prospectus disclosures to the most current information.

EXHIBIT 23.2

COMMENT: 2

We note that your auditor consents to the use of the financial statements of Marika Inc. as of September 30, 2013 and for the period from inception May 24, 2013 to September 30, 2013 to be included in and made part of any filing to be filed with the U.S. Securities and Exchange Commission. The auditors should consent to the use of the auditor's opinion as opposed to the financial statements. Please revise

Response: We have filed a revised consent from our auditor.

Please direct any further comments or questions you may have to the company's attorney:

Scott D. Olson, Esq.
274 Broadway
Costa Mesa, CA 92627
Tel: (310) 985-1034

Thank you.

Sincerely,


/s/ Aleksandrs Sviks
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Aleksandrs Sviks